United States securities and exchange commission logo





                             November 19, 2021

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on November
9, 2021
                                                            File No. 333-260183

       Dear Mr. Ros  n:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1, Filed November 9, 2021

       Prospectus Summary
       Business Overview, page 6

   1. We note your response to our prior comment number 2. Please revise to similarly modify the following statement
on page 110 so as to not state or imply that your product
                                                        candidates are safe as
this determination is solely within the authority of the U.S. Food and Drug Administration
and comparable regulatory bodies:    Resveratrol is a natural
                                                        well-known product with
a well-documented safety profile with only gastro-intestinal adverse side effects
that we believe we have resolved with our product JOTROLTM.
 Christer Ros  n
FirstName  LastNameChrister
Jupiter Neurosciences, Inc. Ros  n
Comapany 19,
November   NameJupiter
               2021      Neurosciences, Inc.
November
Page  2    19, 2021 Page 2
FirstName LastName
2. Please revise your pipeline table to include a column for Phase 3 clinical trials.
         Additionally, we note your disclosure on page 107 that you have not discussed the ability to rely on and reference the Phase II trial in MCI/early Alzheimer's Disease conducted by
         Georgetown with the FDA. Please add this disclosure to your pipeline presentation.
Description of Business
Business Overview, page 90

3. We note your response to our prior comment number 14. Please revise to clarify whether the final report has been issued by Syneos yet.
JOTROL Intellectual Property, page 93

4. We note your response to our prior comment number 16. We note that on page 95 you
         describe the    material    termination provisions of your license
agreement with Aquanova.
         Please revise to describe all termination provisions.
5. We note your response to our prior comment number 17. Please revise to explain each of the headings in the two tables on page 97. Please ensure in your revisions that your graphics include sufficient explanatory disclosure for an investor to be able to evaluate the information presented.
6. We note your response to our prior comment number 18. Please revise pages 122-124 to provide a brief explanation of how p-values are used to measure statistical significance and how statistical significance relates to FDA's evidentiary standards for drug approval.
Competitive Advantages, page 109

7. We note your response to our prior comment number 28. Please revise page 110 to either delete the statement that licensing this study saved significant cost and time or,
         alternatively, revise the appropriate    Description of the Business"
subsection to provide
         more information about the study given you are citing receipt of this study as a competitive advantage.
Competitive Analysis, page 109

8. Please revise page 109 to provide additional detail concerning specific competitors and any known product candidates in development for the same indications as your product candidates. Refer to Item 101(h)(4)(iv) of Regulation S-K.
 Christer Ros  n
FirstName  LastNameChrister
Jupiter Neurosciences, Inc. Ros  n
Comapany 19,
November   NameJupiter
               2021      Neurosciences, Inc.
November
Page  3    19, 2021 Page 3
FirstName LastName
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Craig D. Linder, Esq.